Mail Stop 3561

August 21, 2006

Mr. Thomas P. Benson, Chief Financial Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

   Re: CKX, Inc.
     Form 10-K for the year ended December 31, 2005
     Filed March 14, 2006
     File No. 000-17436

Dear Mr. Benson:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Linda Cvrkel
         Branch Chief